Filed Pursuant to Rule 433

Registration Statement No. 333-155481

July 13, 2009

Republic of the Philippines

US$750,000,000 6.50% Global Bonds due 2020

Final Term Sheet

Issuer	Republic of the Philippines
Issue currency	US$
Amount issued	US$ 750,000,000
Security type	Senior Unsecured Bonds
Coupon	6.50%
Coupon dates	January 20 and July 20
Maturity date	January 20, 2020
CUSIP	718286 BF3
Price to public	99.065%
Proceeds, before fees and expenses	US$ 742,987,500
Settlement date	July 20, 2009
Reference benchmark	10-year UST
Benchmark yield	3.299%
Re-offer spread over benchmark	332.6 bps
Re-offer yield	6.625%
Denominations	US$100k/1k
Day count	30/360
Joint Bookrunners	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi toll-free at 1-877-858-5407 or Credit Suisse toll-free at 1-800-221-1037 or Deutsche Bank toll-free at 1-800-50304611.

The prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1030717/000119312509147908/d424b3.htm